November 14, 2024

Boon Sim
Chief Executive Officer
Artius II Acquisition Inc.
3 Columbus Circle, Suite 1609
New York, NY 10019

       Re: Artius II Acquisition Inc.
           Registration Statement on Form S-1
           Filed November 6, 2024
           File No. 333-283020
Dear Boon Sim:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed November 6, 2024
Cover page

1. Please describe the anti-dilution adjustments that may result in the issuance of additional securities to the sponsor, its affiliates and promoters in connection with the conversion of founder shares to Class A shares, and in connection with any change in the size of the offering to maintain the number of founder shares at 20% upon the
       offering   s consummation, here in and in the tabular disclosure on page
10. State
       whether and, on page 10, the extent to which, these securities issuances may result in
       a material dilution of the purchaser   s equity interests, as required
by Items 1602(a)(3)
       and 1602(b)(6) of Regulation S-K.
2. Please reconcile disclosure that the repayment of up to $300,000 of sponsor loans could be sourced from amounts available for working capital or permitted withdrawals (clauses (ii) and (iii) in the ninth paragraph of the cover page), with
       disclosure in footnote (2) on page 92 that repayment will be made upon completion of
 November 14, 2024
Page 2

       the offering out of the $750,000 of offering proceeds allocated for offering expenses other than underwriting commissions.
Use of Proceeds, page 92

3. Please include prominent disclosure in your Use of Proceeds section and elsewhere that relevant disclosure appears that unlike many other SPACs, the proceeds of the public offering and the sale of the private units to your sponsor will not be sufficient to provide you with any working capital outside of the funds held in the trust and funds used to pay offering expenses. Clearly state that all working capital needs, including the items listed in the second table on page 92 as well as any amounts to be paid to the sponsor, its affiliates, officers or directors for loan repayments, fees, salaries or other cash payments, will be sourced from permitted withdrawals of interest on the funds held in the trust or from sponsor loans payable from such permitted withdrawals. Describe the impact of using permitted withdrawals of interest from the trust on public shareholders, including that the use of permitted withdrawals for payments to related parties and other working capital items will reduce the total amount of funds that will be available to distribute to public shareholders who wish to redeem shares.
4.     Please clarify the source of funds you expect to use to pay the
Scheduled Amount    of
       underwriting fees, as well as the fees for administrative services for the second 12 months of your 24-month completion window. We note that these amounts are not included in the offering expenses to be paid from offering proceeds, or the working capital items to be paid from permitted withdrawals or sponsor loans. Description of Securities, page 154

5. We note that you describe the units, ordinary shares, and contingent rights. Please also describe the public rights and private placement rights in this section.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
 November 14, 2024
Page 3

                            Office of Real Estate & Construction
cc:   Natalia Rezai, Esq.